UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street Rehovot, Israel +972-8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Adoption of Amended and Restated Articles of Association

At the general meeting of the shareholders of Todos Medical Ltd. (the “Company”) convened on March 16, 2017, the shareholders adopted amended and restated Articles of Association of the Company.

A copy of the Amended and Restated Articles of Association is attached hereto as Exhibit 99.1.

Exhibit

99.1	Amended and Restated Articles of Association of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer
Date: March 30, 2017

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